

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Michael Andretti
Co-Chief Executive Officer
Andretti Acquisition Corp.
7615 Zionsville Road
Indianapolis, Indiana 46268

   Re: Andretti Acquisition Corp.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed November 23, 2021
     File No. 333-254627

Dear Mr. Andretti:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed November 23, 2021

Summary
Expression of interest, page 23

1. We note your disclosure on pages 23, 151, and 153 provides that your "sponsor co-investor is not obligated to refrain from redemption with respect to Class A ordinary shares purchased as part of the units in this offering, if any, or through open market purchases subsequent to the closing of this offering." Please reconcile this disclosure with your disclosure in several other areas of the filing that indicate you have entered into an agreement with your sponsor co-investor, whereby they have agreed to waive their redemption rights for any "public shares held by them," pursuant to certain circumstances, as described on pages 33, 120-22, 148, and 158. Also, this disclosure differs from the redemption terms you outline on pages 24 and 160, where you reference the "public

shares."

2.   Clarify whether your sponsor co-investor has expressed an intention to purchase units in this offering, as your disclosure suggests when it refers to the ability to exercise redemption rights in connection with such purchased shares. If so, revise to disclose the intended volume and terms of such purchases.

Risk Factors

General Risk Factors

There has been and may in the future be diversity in the capital structure . . ., page 91

3.   We note your risk factor that further statements by the SEC relating to "accepted accounting of special purpose acquisition companies" could result in the correction of accounting errors in previously issued financial statements. Please tell us what "accepted accounting of special purpose acquisition companies" means and how it relates to (1) the requirements in Regulation S-X that the financial statements must be prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"), and (2) your financial statements and related audit opinion that state your financial statements were prepared in accordance with U.S. GAAP.

Exhibits

4.   We note that you expect to enter into agreements with your sponsor co-investor pursuant to which such sponsor co-investor will agree to purchase Class B ordinary shares immediately prior to the closing of this offering. Please file such agreement as an exhibit to the registration statement.

    Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Trade & Services

cc: Raphael M. Russo